UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2024

Commission File Number 333-275005

ABOVE FOOD INGREDIENTS INC.

(Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant’s name)

2305 Victoria Avenue #001

Regina, Saskatchewan, S4P 0S7

(306) 779-2268

(Address and telephone number of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On July 19, 2024, Above Food Ingredients Inc. (the “Company”) made available an investor presentation through the “Investors” section of its website, www.abovefood.com/investors. A copy of the investor presentation is furnished herewith as Exhibit 99.1.

The fact that this presentation is being made available and furnished herewith should not be deemed an admission as to the materiality of any information contained in the materials. The information contained in the presentation is being provided as of July 19, 2024, and the Company does not undertake any obligation to update the presentation in the future or to update forward-looking statements to reflect subsequent actual results.

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Exhibit
99.1	Corporate Presentation for July 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Above Food Ingredients Inc.

Date: July 19, 2024	By:	/s/ Lionel Kambeitz
		Name:	Lionel Kambeitz
		Title:	Chief Executive Officer

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